FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of January   , 2003
                 -------   -------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                      Form 40-F   X
                   ----------------               ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No   X
                   ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                DOCUMENT INDEX



Document                                                                Page No.
--------                                                                --------

   1.             Press Release dated January 28, 2003                     4




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                                                                      Document 1

RIM                                 [LOGO]                               STARHUB




                    STARHUB AND RESEARCH IN MOTION INK DEAL
            TO BRING WIRELESS DATA AND VOICE PLATFORM TO SINGAPORE

  - STARHUB FIRST TO DELIVER BLACKBERRY TO CORPORATE CUSTOMERS IN SINGAPORE -

Singapore and Waterloo, ON - January 28, 2003 - StarHub and Research In Motion
(RIM) (Nasdaq: RIMM; TSX: RIM) today announced an agreement to provide the BlackBerry(TM) wireless data and voice platform to corporate customers in Singapore. StarHub will be the first network operator in Singapore to deliver this award-winning wireless technology platform to its corporate customers.

The Java-based BlackBerry wireless platform will allow StarHub's corporate users to manage their important communications and Personal Information Management (PIM) tools through the use of a BlackBerry Wireless Handheld(TM) with integrated email, phone, SMS (Short Message Service), web browser and organizer applications. The BlackBerry handheld will operate on StarHub's GSM/GPRS network.

The highly secure mobile email and data solution supports Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments allowing integration with the user's existing email address and mailbox. Emails and calendar appointments are "pushed" directly to and from the industry-proven, handheld. The handheld features a patented, built-in keyboard that makes it extremely easy to type using two thumbs. The "always-on" data and email connectivity is provided via StarHub's GSM/GPRS network.

"StarHub is pleased to be the first operator in Singapore to offer this wireless solution. We are committed to offering secure, innovative, easy-to-use wireless solutions to our customers," said Mr Chan Kin Hung, Senior Vice President, StarHub Mobile. "In the last year or so, we have partnered with big industry names to provide innovative and proven corporate solutions for our business customers. Now, we have done it again by offering another innovative and proven solution by RIM!"

"BlackBerry is the first wireless solution that integrates data and voice services while properly addressing the needs of both end users and IT departments. It is widely adopted by U.S. Fortune 500 companies, government organizations and banks. We believe the solution will be well received by our customers as it provides always-on, secure and integrated access to data and voice services on our high-speed GSM/GPRS network," added Mr Chan.

"We are pleased to work with a leading service provider like StarHub to deliver the BlackBerry wireless platform to corporate customers in Singapore for the first time," said Mr Jim Balsillie, Chairman and Co-CEO at Research In Motion. "The BlackBerry platform has already been implemented by thousands of organizations around the world and it provides a consistent user experience through support for open industry standards such as GPRS and Java. The popularity and success of BlackBerry with corporate customers has certainly been aided by its unique and secure architecture and its ability to deliver a strong return on investment through lowered costs and improved workflow for mobile employees."

The BlackBerry solution incorporates advanced wireless handhelds, software and airtime. The Java-based BlackBerry 6720 Wireless Handheld(TM) features built-in email, phone, SMS, browser and organizer applications. BlackBerry Enterprise Server software enables easy configuration and management as well as back-end integration with corporate systems and end-to-end security. The StarHub GSM/GPRS network allows 'always-on' connectivity for accessing data easily and quickly, and also provides high-quality voice services on the same network.

StarHub aims to conduct trials for its corporate customers next month. Pricing will be announced at a later time. Further details of the supply agreement for BlackBerry handhelds with associated software and service were not disclosed.

For more information, corporate customers can write to blackberry@starhub.com.
                                                       ----------------------

About StarHub
StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel CableTV services, data services, voice services, and Internet access services. StarHub also operates its own GSM network that is fully upgraded for GPRS services.

Driven by a passion for listening and providing what customers want, StarHub endeavors to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore's position as a leading info-communications hub in the region. Visit StarHub at www.starhub.com for
your communications needs.                              ---------------

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.


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RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock
Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


                                      ###


Media Contacts:

Eric Loh / Caitlin Fua
Corporate Communications
StarHub Pte Ltd
DID:     (65) 6825 5171 / 6825 5177
Mob:     (65) 9859 0517 / 9828 3177
Fax:     (65) 6721 5015
Email:   ericloh@starhub.com / caitlin@starhub.com
         -------------------   -------------------

Scott Pollard
Brodeur Worldwide for RIM
(1) 212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
(1) 519.888.7465
investor_relations@rim.net
--------------------------

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Research In Motion Limited
                                       -----------------------------------------
                                                     (Registrant)

Date:    January 28, 2003         By:           /s/   Rob Duncan
         ------------------            -----------------------------------------
                                                    (Signature)
                                       Rob Duncan
                                       Vice President, Corporate Controller